1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR DECEMBER 2022 Signy, Switzerland, January 11, 2023 Fresh data from Global Blue shows the dynamic recovery for Tax Free Shopping has been accelerating across Continental Europe and Asia Pacific. In Continental Europe, issued sales in store like-for-like reached a recovery of 107%1 in December vs. the same period in 2019. US nationals continue to lead this recovery. In Asia Pacific, the dynamic recovery continues to propel, reaching 90%1 in December vs. the same period in 2019. Issued sales in store on a like-for-like basis in Japan have surpassed 2019 levels. In China, the government has officially reopened its borders and eased travel restrictions as of January 8, 2023. Recovery in Continental Europe reaches new heights In Continental Europe, recovery has reached 107%1 in December 2022 vs. the same period in 2019. Within reopened travel corridors2, the recovery reached 145%1. In terms of origin markets, Global Blue data shows a sustained recovery across most nationalities. US nationals’ recovery reached 244%1 vs. the same period in 2019, while Gulf Cooperation Council citizens reached 207%1 vs. the same period in 2019. Asian shopper recovery continues to progress with South East Asia shopper recovery reaching 142%1 vs. the same period in 2019. Hong Kong and Taiwanese shopper recovery reached 80%1 vs. the same period in 2019. This development follows the loosening of quarantine restrictions for return travelers. Regarding destination markets, the recovery dynamic remains firm across many European destinations. The recovery was predominantly led by Portugal at 148%1, Greece at 134%1, France at 131%1, Switzerland at 114%1, Spain at 109%1 and Italy at 94%1. 1Recovery rate is equal to 2022 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates). 2Open corridor is defined as a travel line between two countries, where there is no more sanitary or visa restrictions to go in the destination country and to come back in the origin country.

Recovery in Asia Pacific continues to propel

The removal of sanitary measures in Japan and South Korea has contributed to a rapid recovery in the Asia Pacific region. In December, this recovery reached 90%[1] vs. the same period in 2019. Within reopened travel corridors[3], the recovery reached 151%[1].

In terms of **origin markets**, Hong Kong and Taiwan nationals are fueling the recovery at 381%[1] in December vs. the same period in 2019. This was followed by North East Asia nationals at 174%[1] and South East Asia nationals at 132%[1]. This development for Asian shopper nationalities is thanks to the reopening of all corridors (excluding mainland China).

Regarding **destination markets**, Japan is leading the recovery with 107%[1]. After Japan, recovery was closely followed by Singapore at 74%[1] and South Korea at 65%[1].

Travel restrictions eased as China reopens borders

On January 8, 2023, China re-opened its borders, ending a three-year hiatus on outbound tourism. The developments include removing the requirement for inbound travelers to quarantine and test upon arrival if they have undergone a test within 48 hours before departure. Resuming passport issuance for Chinese nationals and the removal of limitations of international passenger flights are also key changes.

APPENDIX

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia include: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia include: Japan, South Korea

YTD Data

Issued SIS L/L recovery[2] (in % of 2019)	December 2022	November 2022	October 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	107%	102%	102%	104%	101%	75%	53%
Asia Pacific	90%	81%	68%	80%	51%	39%	16%
TOTAL	101%	96%	93%	97%	89%	65%	40%

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

[3]Recovery rate is equal to 2022 issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates)

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ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Global Blue Monthly Speaker Notes Data, December 2022, Source: Global Blue

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